Exhibit 21.1

SUBSIDIARIES OF MRS. FIELDS FAMOUS BRANDS, LLC

The subsidiaries of Mrs. Fields Famous Brands, LLC* and their respective state or jurisdiction of incorporation or organization are as follows:

Mrs. Fields Financing Company, Inc.	Delaware
Mrs. Fields Franchising, LLC	Delaware
GACCF, LLC	Delaware
PMF, LLC	Delaware
PTF, LLC	Delaware
GAMAN, LLC	Delaware
TCBY Systems, LLC	Delaware
The Mrs. Fields’ Brand, Inc.	Delaware
Mrs. Fields Gifts, Inc.	Utah
Mrs. Fields Cookies Australia, Inc.	Utah
TCBY International, Inc.	Utah
TCBY of Texas, Inc.	Texas

Each of these subsidiaries does business under its respective corporate name.

*Excludes subsidiaries which are not guarantors under the Company’s Indenture, and which, considered in the aggregate, would not constitute a significant subsidiary as of the end of the Company’s 2007 fiscal year.